Exhibit 99.6
NICE Actimize Positioned as a Category Leader in the
2019 Chartis RiskTech Quadrant® for
Anti-Money Laundering and Watchlist Monitoring Solutions

 Chartis cited NICE Actimize’s regulatory compliance controls and reporting, along with its case management function, as among its core strengths

Hoboken, NJ, April 11, 2018 – NICE Actimize, a NICE (NASDAQ: NICE) business, and a leader in Autonomous Financial Crime Management, has been recognized by Chartis Research as a Category Leader in its recently released “Financial Crime Risk Management Systems: AML and Watchlist Monitoring Market Update and Vendor Landscape, 2019” research report. The Chartis RiskTech® Quadrant for AML and Watchlist Monitoring showed evaluations of 27 vendors across two key assessment dimensions: “Completeness of Offering” and “Market Potential”.

As a Category Leader, Chartis cited NICE Actimize’s leading strengths as its advanced capabilities in regulatory compliance controls and reporting, along with its case management function. Other capabilities assessed were name and transaction screening, breadth of name screening sources offered, transaction monitoring, advanced analytics and visualizations and dashboarding.

Scoring NICE Actimize on its “Completeness of Offering”, Chartis considered such factors as depth and breadth of functionality, data management and technology infrastructure, risk analytics, reporting and presentation layer. High scores are given to those firms that achieve an appropriate balance between sophistication and user-friendliness. In addition, functionality linking risk to performance is given a positive score. “Market Potential” criteria used in the evaluation included such factors as market penetration, brand awareness, momentum, innovation, customer satisfaction, sales execution and financial stability.

Craig Costigan, CEO, NICE Actimize:
“NICE Actimize has transformed the anti-money laundering industry’s approach to fighting financial crime. Last year, we successfully introduced Autonomous Financial Crime Management to the AML category, including our suspicious activity monitoring solution which detects complex financial crime while increasing productivity, representing a massive shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, Artificial Intelligence and intelligent automation. NICE Actimize continues to make substantial investments in its anti-money laundering portfolio and we are honored that Chartis has once again recognized us as a Category Leader in this year’s AML RiskTech Quadrant.”

Rob Stubbs, Head of Research, Chartis:
“Many vendors provide AML as part of their solution set because AML components are increasingly incorporated into a wide range of processes (including operational processes such as KYC and CLM). Incumbent and established providers tend to dominate among specialist AML and sanctions solutions providers, and the combination of analytics challenges and FIs’ low risk appetites means that ‘trusted’ vendors have significant and durable market presence."

“As a Category Leader in this report, we note that NICE Actimize is innovating to address a broad range of issues facing FIs, while offering a deep and broad portfolio of transaction monitoring and watchlist filtering functionalities.”

Chartis Research also positioned NICE Actimize as a Category Leader in its "Financial Crime Risk Management Systems: Know Your Customer, Market Update 2018" research report. The Chartis RiskTech® Quadrant for KYC Solutions evaluated 22 vendors across two key dimensions: "Completeness of Offering" and "Market Potential".

Additional assets:
•	For information on the NICE Actimize Autonomous AML portfolio, please click here.
•	For information on the NICE Actimize Suspicious Activity Monitoring solution, please click here.
•	For NICE Actimize ActOne Investigation Management, click here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. Chartis’ goal is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services
Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at https://www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-212-574-3635, ir@nice.com

Yisca Erez
+972-9-775-3798, NICE Ltd., ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.